Mail Stop 0306


April 18, 2005



VIA U.S. MAIL AND FAX (719) 481-9294

Mr. Eric A. Balzer
Chief Financial Officer
Ramtron International Corporation
1850 Ramtron Drive
Colorado Springs, Colorado 80921

	Re:	Ramtron International Corporation
		Form 10-K for the year ended December 31, 2004


Dear Mr. Balzer:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition - Page F-9

1. We note your disclosure that "revenue from product sales to direct
customers is recognized upon shipment as the Company generally does
not have any post shipment obligations or allow for any acceptance provisions and....." Please tell us and revise future filings to describe those circumstances when revenue would be deferred and recognized in the future. Also, tell us what types of post shipment obligations or acceptance provisions you may have and how you account for such obligations when they exist.

Stock-Based Compensation - Page F-11

2. In future filings please ensure your pro forma table is presented in accordance with paragraph 2(e)(c) of SFAS 148. Your current presentation does not show the stock based employee compensation cost included in the determination of net income as reported or the stock based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards.

Note 5. Long-Term Debt - Page F-15

3. We note that the value of the beneficial conversion feature is amortized over the life of the debentures as a charge to interest expense. In accordance with paragraph 9 of EITF 98-5 the value of the beneficial conversion feature should be amortized over the period to the earliest date at which the debentures are convertible. Supplementally, and in future filings, tell us the earliest date at which the debentures are convertible. Confirm to us that your accounting is in compliance with GAAP.








Note 11. Discontinued Operations -  Page F-24

4. We note that you have presented the operations of your subsidiary,
Enhanced Memory Systems (EMS) as discontinued operations in 2004. In light of the fact you will continue to sell dynamic random access memory (DRAM) products in the future, tell us supplementally how you met the criteria in paragraph 42 of SFAS 144 to report the results of
EMS as discontinued operations.

Item 9A. Controls & Procedures - Page 50

5. Tell us supplementally and disclose in future filings in greater detail the specific steps that you have taken to remediate the material weaknesses and whether management believes that the material weaknesses have been corrected.


* * * * * * * *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-7903 if you have any questions regarding these comments.



							Sincerely,



							Michele Gohlke
							Branch Chief


Mr. Eric A. Balzer
Ramtron International Corporation
April 18, 2005
Page 4